
THU
JUL
2


Forbes 2020
BEST-IN-STATE
BANKS
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THE
CITY MISSION

Peoples BANCORP®

INVESTOR PRESENTATION

3RD QUARTER 2020






Peoples
Date May 20, 2020
1488
Pay to the Order of Facing Hunger Foodbank
$26,667.00/100
Twenty-six thousand six hundred sixty-seven
Dollars
Memo 200,000 MEALS!
FDIC


Peoples
BANK

NASDAQ: PEBO



SAFE HARBOR STATEMENT

Statements in this presentation which are not historical are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include discussions of the strategic plans and objectives or anticipated future performance and events of Peoples Bancorp Inc. ("Peoples").

The information contained in this presentation should be read in conjunction with Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the "2019 Form 10-K"), and the Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, each of which is available on the Securities and Exchange Commission's ("SEC") website (www.sec.gov) or at Peoples' website (www.peoplesbancorp.com).

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in Peoples' 2019 Form 10-K under the section, "Risk Factors" in Part I, Item 1A and "Risk Factors" in Part II of Peoples' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020. As such, actual results could differ materially from those contemplated by forward-looking statements made in this presentation. Management believes that the expectations in these forward-looking statements are based upon reasonable assumptions within the bounds of management's knowledge of Peoples' business and operations. Peoples disclaims any responsibility to update these forward-looking statements to reflect events or circumstances after the date of this presentation.



TABLE OF CONTENTS

WORKING
TOGETHER
BUILDING
SUCCESS

PROFILE, INVESTMENT RATIONALE,
CULTURE AND STRATEGY

PEBO PROFILE

NASDAQ: PEBO

PEBO MARKET INSIGHT

- Strongest deposit market share positions in more rural markets where we can affect pricing
- Presence near larger cities puts us in a position to capture lending opportunities in more urban markets (e.g. Cincinnati, Cleveland and Columbus)
- Snapshot as of September 30, 2020
  Loans: $3.5 billion / **Assets**: $4.9 billion
  Deposits: $4.0 billion
  Market Cap: $376.5 million

DEMOGRAPHICS

Median Income: $54,013
Key Industries: Health Care, Lumber, Manufacturing, Oil/Gas/Coal, Tourism

Unemployment:
OH 8.40% WV 8.60%
KY 5.60% US 7.90%

PEBO GEOGRAPHIC FOOTPRINT



Cleveland
PA
OH
IN
Columbus
MD
Marietta
Cincinnati
WV
Charleston
VA
Lexington
KY
PEBO FOOTPRINT
COUNTIES WHERE PEBO HAS TOP 3 MARKET SHARE*
COUNTIES WHERE PEBO HAS OVER $100 MILLION OF DEPOSITS AND IS NOT IN TOP 3 MARKET SHARE*

*According to FDIC annual summary of deposits as of September 30. 2020.
Unemployment data from www.bls.gov/lau as of June 2020.

WORKING **TOGETHER.** BUILDING **SUCCESS.**®



INVESTMENT RATIONALE

UNIQUE COMMUNITY BANKING MODEL

- Greater revenue diversity (non-interest income, excluding gains and losses, as a percent of total revenue was 31% year-to-date) than the average $1 - 10 billion bank
- Strong community reputation and active involvement
- 16 local market teams capable of out-maneuvering larger banks
- More sophistication and product breadth than smaller banks (insurance, retirement plans, swaps, premium financing, etc.)

STRONG, DIVERSE BUSINESSES EARNING NON-INTEREST INCOME

- 20th largest bank-owned insurance agency, with expertise in commercial, personal, life and health
- Wealth management – $2.5 billion in assets under administration and management, including brokerage, trust and retirement planning

CAPACITY TO GROW OUR FRANCHISE

- Strong capital and fundamentals to support M&A strategy
- Proven integration capabilities and scalable infrastructure

COMMITTED TO DISCIPLINED EXECUTION

- Strong, integrated enterprise risk management process
- Dedicated to delivering positive operating leverage
- Focused on business line performance and contribution, operating efficiency and credit quality

ATTRACTIVE DIVIDEND OPPORTUNITY

- Targeting 40% to 50% payout ratio under normal operating environment
- Dividend paid increased from $0.15 per share for Q1 2016 to $0.35 in the most recent quarter
- Consistently evaluate dividend and adjust accordingly – annualized dividend yield at September 30, 2020 was 6.46%

6

WORKING **TOGETHER.** BUILDING **SUCCESS.**®



OUR VISION

Our vision is to be ***THE BEST COMMUNITY BANK IN AMERICA.***

OUR MISSION

We will work side by side to overcome challenges and seize opportunities. We listen and work with you. Together, we will build and execute thoughtful plans and actions, blending our experience and expertise, to move you toward your goals. Our core difference is providing you peace of mind, confidence and clarity in your financial life.

OUR VALUES

PROMISE CIRCLE

Peoples' Employee Promise Circle represents how we do business and our never-ending pursuit of creating value for our clients. Our strategies to serve clients and enhance shareholder value often change, but our values remain constant.



PEBO Promise CIRCLE
C
CLIENTS FIRST
I
INTEGRITY ALWAYS
R
RESPECT FOR ALL
C
COMMITMENT TO COMMUNITY
L
LEAD THE WAY
E
EXCELLENCE IN EVERYTHING


STRATEGIC ROAD MAP FOR **BEST COMMUNITY BANK IN AMERICA**

- Commitment to Superior Shareholder Returns
- Clients' 1st Choice for Banking, Investing and Insurance
- Great Place to Work
- Meaningful Impact on Our Communities

RESPONSIBLE
RISK MANAGEMENT

- Embrace Risk Management
- Know the Risks: Strategic, Reputation, Credit, Market, Liquidity, Operational, Compliance
- Do Things Right the First Time
- Raise Your Hand
- Discover the Root Cause
- Excel at Change Management

EXTRAORDINARY
CLIENT EXPERIENCE

- Delight the Client
- Deliver Expert Advice and Solutions
- Provide a Consistent Client Experience
- Lead Meaningful Client Reviews
- Evolve the Mobile Experience
- DWYSYWD

PROFITABLE
REVENUE GROWTH

- Acquire, Grow and Retain Clients
- Earn Client Referrals
- Understand Client Needs and Concerns
- Live the Sales and Service Processes
- Value Our Skills and Expertise
- Operate Efficiently
- Execute Thoughtful Mergers and Acquisitions

FIRST CLASS
WORKPLACE

- Hire for Values
- Strive for Excellence
- Invest in Each Other
- Promote a Culture of Learning
- Coach in Every Direction
- Recognize and Reward Performance
- Balance Work and Life
- Cultivate Diversity
- Spread Goodness

WORKING **TOGETHER.** BUILDING **SUCCESS.**®



COVID-19 CREDIT IMPACT, CAPITAL & LIQUIDITY



OUR RESPONSE TO COVID-19

NASDAQ: PEBO

THE CHANGES THAT THE PANDEMIC HAS HAD ON OUR INDUSTRY HAVE BEEN WIDESPREAD AND SWEEPING.

- It changed the way we provide our products and services, which is now more digital.
- Enabled remote work capabilities for associates as appropriate.
- Temporarily moved to lobby access by appointment while redesigning lobbies to enable social distancing. Branches reopened lobbies June 22.
- Remained nimble and provided relief for clients, including setting up administration of new programs like SBA Paycheck Protection Program (PPP).

CLIENTS

- We frequently call our clients to check in on them and are being accommodating in their time of need by providing loan modifications, payment deferrals and fee waivers.
- Modified $529 million in loans as of June 30.
- Peoples Bank had the highest PPP loan production as a percentage of total loan balances in phase 1 (through April 16, 2020) for all banks in Ohio, Kentucky and West Virginia.

COMMUNITIES

- Made $250,000 donation to local charities with majority going to fight hunger.
- Associates donated additional $75,000 to local food banks and pantries as of September 30, 2020.

ASSOCIATES

- Created assistance programs for associates including paying for unexpected childcare and/or elder care, paying for associates that need to quarantine or are not feeling well for an extended period of time
- Made donation of $100,000 to our employee assistance program
- Associates at the level of Assistant Vice President and below received $500 stock award

10

Unless specified otherwise, data as of September 30, 2020.

WORKING TOGETHER. BUILDING SUCCESS.®


SOCIAL MEDIA POSTS RECOGNIZING PEOPLES BANK



Marco Rubio ✔ @marcorubio · May 13
During Round 1 of #PPP, regional bank @PeoplesBank in #Ohio processed nearly 2,400 #PPPloans valued at approximately $422 million. #PPPworks

4.1 M Followers



Joey Burrow ✔ @JoeyB · Jul 9
Honored to partner & support the Athens County Food Pantry & Foundation for Appalachian Ohio in conjunction with the Joe Burrow Hunger Relief Fund. Thank you to @kroger, @bose, & @peoplesbank for joining me in kick starting this program. For more info click the link in my bio

441 K Followers / 250K Views / Over 10K Likes & Retweets



JobsOhio @JobsOhio · Apr 21
JobsOhio is partnering with @PeoplesBank & @ffbbank/ @HomeSavingsBank to provide financial support to companies impacted by the #coronavirus pandemic.
We'll provide up to $50M to enable increased lending.

Proud to support our #Ohioans and #smallbiz.

Jobs Ohio provided a 90% guarantee on the first $25 million of increased exposure to small businesses. Clients were able to obtain up to $200,000 in additional financing on terms that were favorable to the clients, subject to certain eligibility requirements. The program concluded in October.



Bank Director @BankDirector
Insights from the Heartland: A Conversation with the CEO of Peoples Bancorp youtube.com/watch?v=Mbp8Yu... @PeoplesBank @MaxfieldOnBanks #AOBA21





Joe Thomas ✔ @joethomas73
Shoutout to the #ThomaFlawk for the mind boggling number of children we were able to feed through Children's Hunger Alliance 🔥🔥@nokidhungry @Hawk @ThomaHawkShow

And thanks to these fine supporters for chipping in a HUGE amount 👏👏👏

@PeoplesBank @JobsOhio @FISGlobal

244 K Followers



CREDIT RISK
MANAGEMENT PROCESS

NASDAQ: PEBO

LOAN PORTFOLIO COMPOSITION

- Robust concentration management process focused on portfolio risk diversification
- Relationship based lending
- CRE and C&I are balanced with Consumer
- CRE financing for "A" tier developers only
- Very limited out of market lending
- Growing consumer portfolios organically and through acquisitions
- $4.9 billion bank with $25mm guideline for maximum loan exposure per relationship

POLICY / UNDERWRITING STANDARDS

- Experienced, independent commercial and consumer underwriters
  - Comprehensive commercial underwriting package includes standardized loan covenant language, sensitivity analysis, and industry research
- Risk appropriate CRE policy standards that vary by asset class
- Established limits on policy exceptions; volume and trends monitored monthly
- Use of government guarantee programs when appropriate
- Abbreviated approval process for loan exposures < $1.0mm
- Use of automated underwriting systems to evaluate all residential loan requests (e.g. Fannie Mae Desktop Underwriter)

MANAGEMENT & MONITORING

- Clear segregation of duties between sales & credit functions
  - Signature approval process with Credit Administration representation
  - Centralized risk rating, borrowing base monitoring, covenant tracking and testing
  - Consistent documentation and loan funding process centrally managed by Credit Administration with second review
- Experienced workout team dedicated to proactive rehabilitation or exit
- Construction loan monitoring and funding process independently managed by Credit Administration staff

OVERSIGHT

- Board approval required for loan relationships > $25.0mm
- External loan review by large accounting and advisory firm
- Quarterly Criticized Asset Review (CAR) meetings for loans > $500m
- Quarterly review of Systemically Important Relationships (SIRs)
- Monthly Loan Quality Committee meetings

12

WORKING TOGETHER. BUILDING SUCCESS.®



- At June 30, 2020, consumer and commercial loan modifications totaled $529 million, made up of $485 million in commercial loans and $44 million in consumer loans.

- As of September 30, 2020, consumer and commercial loan modifications totaled $14 million, made up of $9 million in commercial loans and $5 million of consumer loans. Loan modifications represented 0.45% of the loan portfolio (excluding PPP loans).

- 7 commercial clients had pending requests as of September 30, 2020 for additional relief, accounting for $24 million.
  - $14 million were hotel operators

COVID-19 RELATED LOAN PAYMENT DEFERRALS*



TOTAL EXPOSURE

TOTAL DEFERMENT

* Excludes SBA Paycheck Protection Program loans.

** Does not include $33 million pending as of September 30, 2020.

WORKING **TOGETHER.** BUILDING **SUCCESS.**®



NASDAQ: PEBO

COVID-19 RELATED LOAN PAYMENT DEFERRALS BY SELECT INDUSTRIES*







* Excludes SBA Paycheck Protection Program loans.

** Does not include $14 million in pending deferments as of September 30, 2020.

WORKING **TOGETHER.** BUILDING **SUCCESS.**®


OUR DELINQUENCY AND NET CHARGE-OFF TRENDS HAVE REMAINED STABLE TO IMPROVING FOR FOUR PLUS YEARS.

Percentage of Loans Considered "Current"



Percentage of Net Charge-Offs to Average Loans Annualized



WORKING **TOGETHER.** BUILDING **SUCCESS.**®


NPAS AS A PERCENTAGE OF TOTAL ASSETS HAVE CONSISTENTLY BEEN SUPERIOR TO MIDWEST BANKS WITH $1 TO $10 BILLION IN TOTAL ASSETS.

NPAS / ASSETS

Quarter	PEBO
Q2-17	0.57%
Q3-17	0.56%
Q4-17	0.49%
Q1-18	0.48%
Q2-18	0.46%
Q3-18	0.46%
Q4-18	0.49%
Q1-19	0.45%
Q2-19	0.47%
Q3-19	0.48%
Q4-19	0.50%
Q1-20	0.50%
Q2-20	0.54%
Q3-20	0.60%

■ $1 TO $10 BILLION MIDWEST BANKS ■ PEBO

The new accounting for purchased credit deteriorated loans under ASU 2016-13 resulted in the movement of $3.9 million of loans from the 90+ days past due and accruing category to the nonaccrual category on March 31, 2020. As of December 31, 2019, these loans were presented as 90+ days past due and accruing, although they were not accruing interest income, because they were accreting income from the discount that was recognized due to acquisition accounting.

Source: S&P Global Market Intelligence. Nonperforming assets include loans 90+ days past due and accruing, renegotiated loans, nonaccrual loans, and other real estate owned.

WORKING **TOGETHER.** BUILDING **SUCCESS.**®



ASSET **QUALITY**

NASDAQ: PEBO

NPAS AT 9/30/20 WERE PRIMARILY COMPOSED OF WELL-COLLATERALIZED COMMERCIAL REAL ESTATE AND RESIDENTIAL REAL ESTATE LOANS. INCREASE DURING Q3 2020 WAS MAINLY DUE TO THE PANDEMIC.*



$30
$25
$20
$15
$10
$5
$0
$ MILLIONS
Q1-16 Q2-16 Q3-16 Q4-16 Q1-17 Q2-17 Q3-17 Q4-17 Q1-18 Q2-18 Q3-18 Q4-18 Q1-19 Q2-19 Q3-19 Q4-19 Q1-20 Q2-20 Q3-20
CRE
RESIDENTIAL
C&I
HELOC
CONSUMER

* The new accounting for purchased credit deteriorated loans under ASU 2016-13 resulted in the movement of $3.9 million of loans from the 90+ days past due and accruing category to the nonaccrual category on March 31, 2020. As of December 31, 2019, these loans were presented as 90+ days past due and accruing, although they were not accruing interest income, because they were accreting income from the discount that was recognized due to acquisition accounting.

WORKING **TOGETHER.** BUILDING **SUCCESS.**®



CLASSIFIED AND CRITICIZED LOANS AS A PERCENTAGE OF TIER 1 CAPITAL ARE WELL MANAGED.

CRITICIZED LOANS / TIER 1 CAPITAL + ALLL *

CLASSIFIED LOANS / TIER 1 CAPITAL + ALLL *

*In accordance with SEC reporting methodologies. Criticized loans includes loans categorized as special mention, substandard or doubtful. Classified loans includes loans categorized as substandard or doubtful.

	FY-15	FY-16	FY-17	FY-18	FY-19	Q1-20	Q2-20	Q3-20
Criticized	39.16%	29.89%	25.61%	28.10%	21.22%	19.58%	22.42%	26.54%
Classified	19.34%	17.40%	13.14%	10.78%	14.49%	14.82%	14.15%	16.37%

CRE CONCENTRATION **ANALYSIS**

NASDAQ: PEBO

CRE EXPOSURE IS WELL BELOW SUPERVISORY CRITERIA ESTABLISHED TO IDENTIFY INSTITUTIONS WITH HEIGHTENED CRE CONCENTRATION RISK.

- Exposure levels also compare favorably to peer institution concentration levels.


PEER BANK SUBS - CRE LOANS / RISK-BASED CAPITAL
400%
350%
300%
250%
200%
150%
100%
50%
0%
220%
126%
STBA
PFC
TSC
SMMF
CCNE
TMP
FCF
SYBT
Universe $1-$10 B
CHCO
LKFN
FISI
FRME
GABC
HBNC
CTBI
NWBI
PRK
THFF
FMNB
PEBO
SRCE
300% IS THE LEVEL CONSIDERED HEIGHTENED CRE CONCENTRATION RISK PER SUPERVISORY GUIDANCE

Source: S&P Global Market Intelligence, Commercial Bank Call Report Data as of 6/30/20. Per April 2013 OCC-FRB Guidance. CLD Loans defined as total loans for construction, land and land development. CRE Loans defined as total non-owner-occupied CRE loans (including CLD).

The Proxy Peer Group is used above for comparative purposes.

Note: For the following peers, 6/30/20 data was not required to be reported for banks less than $3.0 billion, so the data above represents the most recent that is available for these peers: SMMF, FMNB.

WORKING **TOGETHER.** BUILDING **SUCCESS.**®



CRE CONCENTRATION **ANALYSIS**

PEER BANK SUBS - CONSTRUCTION, LAND AND LAND DEVELOPMENT LOANS / RISK-BASED CAPITAL



110%
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
100% IS THE LEVEL CONSIDERED HEIGHTENED CONSTRUCTION, LAND AND LAND DEVELOPMENT CONCENTRATION RISK PER SUPERVISORY GUIDANCE
45%
25%
PFC
FISI
LKFN
SYBT
CCNE
TSC
SBTA
SMMF
FRME
THFF
Universe $1-$10 B
PRK
GABC
HBNC
TMP
FCF
FMNB
CTBI
PEBO
NWBI
SRCE
CHCO

Source: S&P Global Market Intelligence, Commercial Bank Call Report Data as of 6/30/20. Per April 2013 OCC-FRB Guidance. CLD Loans defined as total loans for construction, land and land development. CRE Loans defined as total non-owner-occupied CRE loans (including CLD).

The Proxy Peer Group is used above for comparative purposes.

Note: For the following peers, 6/30/20 data was not required to be reported for banks less than $3.0 billion, so the data above represents the most recent that is available for these peers: SMMF, FMNB.


LOAN COMPOSITION REFLECTS HEALTHY RISK DIVERSITY.

TOTAL LOAN PORTFOLIO* = $3.0 BILLION,
WHICH EXCLUDES $460 MILLION OF PPP LOANS



TOTAL CRE PORTFOLIO** = $0.9 BILLION



1	COMMERCIAL REAL ESTATE (CRE) 30%	5	CONSUMER, INDIRECT 16%
2	COMMERCIAL & INDUSTRIAL 20%	6	CONSUMER, DIRECT 3%
3	RESIDENTIAL REAL ESTATE 20%	7	PREMIUM FINANCE LOANS 3%
4	HOME EQUITY LINES OF CREDIT 4%	8	CONSTRUCTION 4%

1	APARTMENT 12%	7	RETAIL 10%
2	MIXED USE 10%	8	LODGING 6%
3	LIGHT INDUSTRIAL 8%	9	WAREHOUSE 7%
4	AGRICULTURE 2%	10	ASSISTED LIVING 7%
5	GAS STATION 2%	11	EDUCATION SERVICES 4%
6	OFFICE BUILDINGS 15%	12	OTHER 17%

Data as of September 30, 2020.
*Excludes deposit overdrafts.
**Total CRE includes commercial real estate and construction loans, and exposure includes commitments.

WORKING **TOGETHER.** BUILDING **SUCCESS.**®


ECONOMIC FORECAST – KEY DRIVERS AT SEPTEMBER 30, 2020

US Unemployment



Ohio GDP



Ohio Unemployment



PERTINENT CREDIT STATS AS OF SEPTEMBER 30, 2020

- Allowance for credit losses was $58.1 million, up from $21.6 million Dec 31, 2019
- Allowance for credit losses as a percentage of total loans was 1.67%, and was negatively impacted 26 basis points by PPP loans
- Nonperforming assets as a percentage of total loans was 0.60%
- Allowance for credit losses as a percent of nonperforming loans was 198.73%

CECL KEY ASSUMPTIONS

Day 1 CECL adoption resulted in a $5.8 million increase to the allowance, driven by:

- Estimated life of loans
- 1 Year economic forecast as of 1.1.20
- Mix of acquired and organic loans
- 1 Year straight-line reversion
- Discounted Cash Flow (DCF) methodology

9.30.20 ACL increase driven by COVID-19 impact on economic forecast

- Used Moody's Baseline Sept.

WORKING **TOGETHER.** BUILDING **SUCCESS.**®



RESERVES TO **ASSETS**

NASDAQ: PEBO

PEBO IS MEANINGFULLY ABOVE ITS PEERS IN TERMS OF RESERVES TO TOTAL ASSETS AS OF JUNE 2020.

RESERVES AS A % OF LOANS



2.25%
1.50%
0.75%
0.00%
SRCE
PFC
PEBO
STBA
HBNC
SYBT
FISI
CTBI
LKFN
FRME
GABC
NWBI
SMMF
FCF
PRK
TMP
THFF
CCNE
FMNB
CHCO
TSC

Source: S&P Global Market Intelligence, Commercial Bank Call Report Data as of 6/30/2020. Peer financial institutions are used in this presentation for comparative purposes and are referred to as the "Proxy Peer Group". The parent holding companies of these financial institutions did not comprise the peer group of financial institution holding companies used by Peoples' Compensation Committee in analyzing and setting executive compensation for 2020.

WORKING **TOGETHER.** BUILDING **SUCCESS.**®



CAPITAL
IN A COVID-19 ENVIRONMENT
NASDAQ: PEBO

WE HAVE LOOKED AT OUR CAPITAL LEVELS UNDER DIFFERENT STRESSED SCENARIOS.

- The graph below is based on the following key stressed assumptions, related to bank capital:
  - No net income for the remainder of 2020 and 2021, dividend continues at $0.35 per quarter, a measured approach on share repurchases, growth in loans from the premium finance acquisition (starting in July 2020) and runoff of the PPP loans in future periods.
- Capital is most constrained at the total risk based capital level at the bank
  - Assuming the scenario above, Peoples could withstand pre-tax losses of approximately $100 million (in addition to stressed scenario) in 2020 and 2021, and still remain above well capitalized levels for all regulatory ratios at the bank level.
- We will continue to perform capital stress testing and will adjust capital levers (dividends and share repurchases) to maintain adequate capital during the crisis.



0.16
0.14
0.12
0.1
0.08
0.06
0.04
Common equity tier 1 capital
Tier 1 capital
Total risk-based capital
Total risk-based capital (Bank)
Tier 1 leverage

**BANK LEVEL
REGULATORY CAPITAL RATIOS**

- 4Q 2019
- 4Q 2020 (STRESSED)
- 4Q 2021 (STRESSED)
- WELL CAPITALIZED LIMIT

24
WORKING TOGETHER. BUILDING SUCCESS.®



PRUDENT USE OF CAPITAL

ACQUISITIONS

- Bank acquisitions completed in 2014 (3), 2015 (1), 2018 (1), and 2019 (1)
- Insurance acquisitions completed in 2014 (1), 2015 (1), 2017 (2), and **2020** (1)
- One investment acquisition was completed in 2016
- **One premium finance acquisition effective July 1, 2020**

CAPITAL PRIORITIES

- Organic growth
- Dividends
- Acquisition activities
- Share repurchases

DIVIDENDS

- Dividend paid increased from $0.15 per share for Q1 2016 to $0.35 in the most recent quarter
- Consistently evaluate dividend and adjust accordingly - annualized dividend yield at September 30, 2020 was 6.46%.

SHARE REPURCHASES

- Prudent repurchase of shares
- Repurchased shares in all four quarters of 2020

25

WORKING **TOGETHER.** BUILDING **SUCCESS.**®

LIQUIDITY
IN A COVID-19 ENVIRONMENT



NASDAQ: PEBO

WE ARE WELL POSITIONED FROM A LIQUIDITY PERSPECTIVE

- We had a loan-to-deposit ratio of 88% at September 30, 2020, which enables us to be flexible and grow loans when it is prudent.

- We can leverage our investment securities to gain liquidity through sales or pledging.

- Our loans give us the ability to increase borrowing capacity by pledging loans to provide liquidity to meet the borrowing needs of our customers.

- As needed, we will utilize the Federal Reserve's program to pledge the SBA PPP loans as collateral for our borrowings.

- In the second quarter, we saw an increase in our deposits, as we experienced inflows from stimulus money to consumers, and the majority of PPP money was deposited within the bank.

  - We realize that these inflows will likely diminish over time and will remain focused on maintaining a high level of borrowing capacity at the Federal Reserve Bank, the FHLB of Cincinnati and other funding sources.

- Over the long run, we anticipate funding the premium finance portfolio through a combination of security liquidations and shorter term wholesale funding.

WORKING **TOGETHER.** BUILDING **SUCCESS.**®


AS OF JUNE 2020, OUR LOAN-TO-DEPOSIT RATIO WAS LOW COMPARED TO PEER GROUP, WHICH POSITIONS US WELL FROM A LIQUIDITY PERSPECTIVE.

UNIV. $1- $10 B AVERAGE: 88.74%

NOT TO SCALE

LKFN STBA SRCE PFC NWBI SYBT HBNC TSC SMMF CTBI FCF FMNB FISI PRK TMP FRME CCNE PEBO CHCO GABC THFF

The Proxy Peer Group is used above for comparative purposes.

Source: S&P Global Market Intelligence
Data as of June 30, 2020

WORKING **TOGETHER.** BUILDING **SUCCESS.**®

PEBO IS MEANINGFULLY BELOW THE $1 - $10 BILLION BANK UNIVERSE IN TERMS OF COST OF DEPOSITS AS OF JUNE 30, 2020.

TOTAL DEPOSIT COST (%)



0.75%
0.50%
0.25%
0.00%
0.60%
0.30%
TSC
SMMF
CCNE
FMNB
LKFN
UNIV
$1-$10 B
CTBI
SRCE
CHCO
PFC
STBA
FISI
FRME
HBNC
GABC
NWBI
THFF
PEBO
TMP
FCF
SYBT
PRK

Source: S&P Global Market Intelligence, Commercial Bank Call Report Data as of 6/30/2020. Peer financial institutions are used in this presentation for comparative purposes and are referred to as the "Proxy Peer Group". The parent holding companies of these financial institutions did not comprise the peer group of financial institution holding companies used by Peoples' Compensation Committee in analyzing and setting executive compensation for 2020.

28

WORKING **TOGETHER.** BUILDING **SUCCESS.**®



Q3 & YTD 2020
FINANCIAL INSIGHTS


 

Effective July 1, 2020, Peoples closed on the asset purchase agreement under which Peoples Bank acquired the operations and assets of Triumph Premium Finance ("TPF"), a division of TBK Bank, SSB. Based in Kansas City, Missouri, Peoples Premium Finance will continue to provide premium finance services for customers to purchase property and casualty insurance products through its growing network of independent insurance agency partners nationwide.

Peoples Bank acquired $84.8 million in loans at acquisition date, after preliminary fair value adjustments. As of September 30, 2020, Peoples Premium Finance loans had grown to $104.1 million.

Former Senior Vice President of TPF, John Binaggio, manages the insurance premium financing operations for Peoples Bank, now called Peoples Premium Finance.

For the client, premium financing is typically done with a 15 - 20% down payment, followed by 9 - 10 monthly payments.

WORKING **TOGETHER.** BUILDING **SUCCESS.®**



NASDAQ: PEBO

FINANCIAL:

- Recorded net income of $10.2 million for the third quarter of 2020, representing earnings per diluted common share of $0.51.

- Net interest income was $35.1 million for the third quarter of 2020, an increase of $259,000, or 1%, compared to the second quarter of 2020.

- Non-interest income, excluding gains and losses, as a percent of total revenue was 31% year-to-date.

- Our total non-interest expense increased by 8% compared to the second quarter of 2020.

- Asset quality metrics were generally stable during the quarter.

  - Loans considered current comprised 99.2% of the loan portfolio at September 30, 2020, compared to 99.0% at June 30, 2020.
  - Our net charge-off rate was $735,000, or 0.08% of average total loans annualized, for the third quarter of 2020.

- Period-end total deposit balances at September 30, 2020 decreased $72.9, or 2%, compared to June 30, 2020.

- Period-end total loan balances at September 30, 2020 increased $111.1 million, or 3%, compared to June 30, 2020.

  - Growth of period-end loan balances compared to June 30, 2020 was driven by loans acquired with the Peoples Premium Finance acquisition, which are included in commercial and industrial loans, and an increase in consumer indirect loans.
  - Average loan balances increased for the quarter, compared to the linked quarter, and were driven by mortgage loan production, indirect loan originations, the Peoples Premium Finance acquisition and a full-quarter impact from PPP loans.

WORKING **TOGETHER.** BUILDING **SUCCESS.**®



Q3 & YTD 2020
HIGHLIGHTS & KEY IMPACTS
NASDAQ: PEBO

RECOGNITION:

- Peoples Bank was recognized as the number one bank in West Virginia as part of Forbes' annual list of America's Best-In-State Banks and Credit Unions 2020.
- For the 2nd year in a row, Peoples Bank has been recognized as a Top Workplace by cleveland.com and the Cleveland Plain Dealer.
- Peoples Bank received the Marietta Times Readers Choice Awards for Best Bank and Best Mortgage. Peoples Bank finished as runner up for Best Insurance Agency and Best Employer.
- Peoples Bank became the first bank in Ohio to get a USDA B&I CARES Act Loan approved.
- Peoples Bank received a 2019 Top 10 Lender of the Year award from the U.S. Small Business Administration (SBA) Columbus District Office.
- Peoples Bank received the Huntington (WV) Herald Dispatch Readers Best Bank award for Boyd County, KY and Lawrence County, OH.









Forbes 2020
BEST-IN-STATE BANKS
Powered by STATISTA
TOP WORK PLACES 2020
THE PLAIN DEALER
cleveland.com
The Marietta Times
2020 Readers' Choice Awards
THE BEST
In the Tri-State
The Herald-Dispatch
2020

32
WORKING TOGETHER. BUILDING SUCCESS.®



NASDAQ: PEBO



PEOPLES BANK CONTINUES TO ADD TECHNOLOGY THAT CLIENTS CARE ABOUT

- Contactless debit cards
- Cardless cash (ability to use ATM via mobile app without debit card)
- Card Controls (ability to lock/unlock debit card)
- Transaction alerts
- Ability to setup PayPal using debit card
- Zelle® - (Send & Receive money)
- Mobile check deposit
- Stand alone Insurance App
- Stand alone Retirement App

24% ↑ **Increase in** mobile deposit monthly users
(Sep vs. Jan 2020)

17% ↑ **Increase in** card control active users

64% ↑ **Increase in** active Zelle© users

WORKING **TOGETHER.** BUILDING **SUCCESS.**®



THE INDUSTRY IS UNDER-PERFORMING THE MARKET IN 2020, GIVEN THE UNKNOWN RAMIFICATIONS OF COVID-19 ON FUTURE BANK PROFITABILITY.

TOTAL ANNUAL RETURN AS OF OCTOBER 31, 2020



CUMULATIVE TOTAL RETURN YEAR TO DATE AS OF OCTOBER 31, 2020



- PEBO
- PEER GROUP
- RUSSELL 2000 FINANCIAL SERVICES
- S&P 500

Total Return includes impact of dividends
Peers include: SRCE, NWBI, CHCO, CCNE, CTBI, PRK, SMNB, SCF, HBNC, PFC, SNMF, THFF, GABC, STBA, LKSN, SYBT, TMP, FISI, TSC, CIVB, NBTB
Source: Bloomberg

WORKING **TOGETHER.** BUILDING **SUCCESS.**®


TOTAL REVENUE OF $150 MILLION FOR FIRST NINE MONTHS OF 2020. REVENUE IN FOURTH QUARTER OF 2020 WILL BENEFIT FROM PPP AND PREMIUM FINANCE ACQUISITION. COVID-19 AND INTEREST RATE ENVIRONMENT WILL MUTE YEAR OVER YEAR ORGANIC GROWTH.



Beginning in the second quarter of 2018, Peoples benefited from the acquisition of ASB Financial Corp. Additionally, beginning in the second quarter of 2019, Peoples benefited from the acquisition of First Prestonsburg Bancshares Inc., and in the third quarter of 2020 Peoples benefited from the acquisition of Triumph Premium Finance.

	FY-15	FY-16	FY-17	FY-18	FY-19	YTD-20
NON-INTEREST INCOME, EXCLUDING GAINS AND LOSSES	$47,441	$51,070	$52,653	$57,234	$64,892	$47,025
NET INTEREST INCOME	$97,612	$104,865	$113,377	$129,612	$140,838	$104,615

($ THOUSANDS)

■ NET INTEREST INCOME ■ NON-INTEREST INCOME, EXCLUDING GAINS AND LOSSES

WORKING **TOGETHER.** BUILDING **SUCCESS.**®



INSURANCE & INVESTMENT **INCOME COMPOSITION**

NASDAQ: PEBO

TOTAL INSURANCE REVENUE YTD 2020 **$10.9 MILLION**





1
2
3
4
5

1 P&C COMMERCIAL LINES 54%
2 PERFORMANCE BASED 13%
3 P&C PERSONAL LINES 16%
4 LIFE & HEALTH 14%
5 OTHER 3%

TOTAL INVESTMENT REVENUE YTD 2020 **$10.0 MILLION**

1
2
3

1 FIDUCIARY 51%
2 BROKERAGE 33%
3 EMPLOYEE BENEFITS 16%

36

WORKING **TOGETHER.** BUILDING **SUCCESS.**®

CORE NON-INTEREST EXPENSE*

NASDAQ: PEBO

THE RECENT ESCALATION IN EXPENSES WAS DUE TO ACQUISITIONS, OUR MOVE TO A $15 MINIMUM WAGE, AND AN INCREASE IN FTE'S FOR GROWTH AND TECHNOLOGY INVESTMENTS. COVID-19 IS NOT EXPECTED TO CAUSE A MATERIAL INCREASE IN EXPENSES.



$150000
$125000
$100000
$75000
$50000
$25000
($ THOUSANDS) NOT TO SCALE
FY-15
FY-16
FY-17
FY-18**
FY-19**
YTD-20
CORE NON-INTEREST EXPENSES*
EXPENSES RESULTING FROM ACQUISITIONS**

* Non-US GAAP financial measure. See Appendix.

**2014, 2015, 2018 and 2019 included a partial quarter of expenses resulting from the Midwest Bancshares, Inc. (2014), Ohio Heritage Bancorp, Inc. (2014), North Akron Savings Bank (2014), National Bank and Trust (2015), American Savings Bank (2018), and First Prestonsburg (2019) and Triumph Premium Finance (2020) acquisitions, respectively, such as salaries and occupancy expenses.

WORKING TOGETHER. BUILDING SUCCESS.®


COVID-19 AND REDUCED NET INTEREST MARGIN HAVE IMPACTED
THE EFFICIENCY RATIO IN THE FIRST NINE MONTHS OF 2020



*The efficiency ratio adjusted for non-core items is defined as core non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus core non-interest income excluding all gains and losses. This amount represents a non-US GAAP financial measure since it excludes the impact of all gains and/or losses, acquisition-related expenses, COVID-19-related expenses, pension settlement charges, amortization of other intangible assets and uses fully tax-equivalent net interest income. See Appendix.

WORKING **TOGETHER.** BUILDING **SUCCESS.®**



NASDAQ: PEBO

WE HAVE MADE STEADY PROGRESS ON THESE METRICS OVER THE RECENT YEARS. THE PROVISION FOR CREDIT LOSSES, INTEREST RATE ENVIRONMENT, AND OTHER ECONOMIC IMPACTS OF COVID-19 ARE SIGNIFICANTLY IMPACTING THESE METRICS IN 2020.



RETURN ON AVERAGE ASSETS ADJUSTED FOR NON-CORE ITEMS[1]



RETURN ON AVERAGE TANGIBLE STOCKHOLDERS' EQUITY ADJUSTED FOR NON-CORE ITEMS[1]



TANGIBLE BOOK VALUE PER SHARE[1]



PPNR ADJUSTED FOR NON-CORE ITEMS[1]
PPNR TO TOTAL AVERAGE ASSETS ADJUSTED FOR NON-CORE ITEMS[1]

1 Non-US GAAP financial measure. See Appendix.

WORKING **TOGETHER.** Building **SUCCESS.**®



TOTAL LOANS WERE $3.5 BILLION AS OF SEPTEMBER 30, 2020, WHICH INCLUDED $460 MILLION OF PPP LOANS.

($ MILLIONS) NOT TO SCALE

$3500	
$3100	
$2700	
$2300	
$1900	
$1500	

FY-15   FY-16   FY-17   FY-18   FY-19   YTD-20

Legend:
- TOTAL PPP LOANS
- TOTAL LOANS EXCEPT ASB & FIRST PRESTONSBURG & PPP
- ASB ACQUIRED LOANS
- FIRST PRESTONSBURG ACQUIRED LOANS
- TOTAL PREMIUM FINANCE LOANS
- AVERAGE LOAN BALANCES

WORKING **TOGETHER.** BUILDING **SUCCESS.**®

PAYCHECK PROTECTION PROGRAM **SUCCESS**

PPP RESULTS

- Assisted 3,898 businesses with SBA PPP loans with obtaining approximately $500 million in loans authorized as of September 30, 2020.
- Peoples Bank had the highest PPP loan production as a percentage of total loan balances in phase 1 (through April 16, 2020) for all banks in Ohio, Kentucky and West Virginia.
- Weighted average origination fee on the volume of PPP loans originated was 3.3%.
- Approximately 40% of PPP loans were made to new clients.
- As of September 30, 2020, we have added approximately $50 million in new deposit accounts, $24 million in loans and $250,000 in annual fee revenue related to PPP clients.

PEBO PPP GEOGRAPHIC FOOTPRINT


COUNTIES WITH PEBO PPP LOAN
OH
WV
KY

41

WORKING **TOGETHER.** BUILDING **SUCCESS.**®



NASDAQ: PEBO

FROM 2013 TO 2018, THE PERCENTAGE OF EARNING ASSETS COMPOSED OF INVESTMENTS DECREASED.
IN 2020, THE INCREASE IN LOANS AS A PERCENTAGE OF EARNING ASSETS WAS DUE TO PPP LOANS.

TOTAL EARNING ASSETS (IN $BILLIONS)

PERCENTAGE OF TOTAL EARNING ASSETS

	FY-15	FY-16	FY-17	FY-18	FY-19	YTD-20
Loans %	70%	72%	73%	76%	74%	79%
Investments %	30%	28%	27%	24%	26%	21%

■ INVESTMENTS   ■ LOANS   ■ INVESTMENTS %   ■ LOANS %

WORKING **TOGETHER.** BUILDING **SUCCESS.**®

DEPOSIT GROWTH

NASDAQ: PEBO

TOTAL DEPOSIT BALANCES AT SEPTEMBER 30, 2020 INCREASED 20% COMPARED TO DECEMBER 31, 2019. DEPOSIT BALANCES BENEFITED FROM PPP LOAN PROCEEDS AND FISCAL STIMULUS FOR CONSUMERS AND COMMERCIAL CLIENTS.



($ MILLIONS) NOT TO SCALE
$4000
$3350
$2700
$2050
$1400
$750
$100
$2,536
$2,510
$2,730
$2,955
$3,291
$3,952
42%
DDAs
FY-15
FY-16
FY-17
FY-18
FY-19
YTD-20
BROKERED CERTIFICATES OF DEPOSIT
GOVERNMENTAL DEPOSIT ACCOUNTS
MONEY MARKET DEPOSIT ACCOUNTS
RETAIL CERTIFICATES OF DEPOSIT
SAVINGS ACCOUNTS
INTEREST-BEARING DDAS*
NON-INTEREST-BEARING DDAS*

*DDAs stands for demand deposit accounts and represents interest-bearing and non-interest bearing transaction accounts.

Q3 & YTD 2020 APPENDIX



NASDAQ: PEBO

PRE-PROVISION NET REVENUE

Pre-provision net revenue (PPNR) has become a key financial measure used by federal bank regulatory agencies when assessing the capital adequacy of financial institutions. PPNR is defined as net interest income plus total non-interest income (excluding all gains and losses) minus total non-interest expense and, therefore, excludes the provision for loan losses and all gains and/or losses included in earnings. As a result, PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	YTD-20
Income before income taxes	$ 24,178	$ 14,816	$ 45,282	$ 57,203	$ 54,941	$ 65,358	$ 17,810
Add: Provision for loan/credit losses	339	14,097	3,539	3,772	5,448	2,504	33,531
Add: Loss on debt extinguishment	–	–	707	–	–	–	–
Add: Loss on OREO	68	530	34	116	35	98	17
Add: Loss on securities	–	–	1	–	147	–	–
Add: Loss on other assets	430	696	427	–	469	692	258
Add: Loss on other transactions	–	43	–	–	76	–	–
Less: Gain on OREO	–	–	–	–	14	–	16
Less: Gains on securities	398	729	931	2,983	1	164	383
Less: Gains on other assets	–	–	35	28	76	8	–
Less: Gains on other transactions	67	–	–	25	168	–	22
Pre-provision net revenue	**$ 24,550**	**$ 29,453**	**$ 49,024**	**$ 58,055**	**$ 60,857**	**$ 68,480**	**$ 51,195**
Average assets *(in millions)*	$ 2,241	$ 3,112	$ 3,320	$ 3,510	$ 3,872	$ 4,222	$ 4,706
Pre-provision net revenue to average assets	1.10%	0.95%	1.48%	1.65%	1.57%	1.62%	1.45%



NASDAQ: PEBO

PRE-PROVISION NET REVENUE ADJUSTED FOR NON-CORE ITEMS

Pre-provision net revenue (PPNR) has become a key financial measure used by federal bank regulatory agencies when assessing the capital adequacy of financial institutions. PPNR adjusted for non-core items is defined as net interest income, excluding system upgrade revenue waived, acquisition-related costs, COVID-19-related expenses and pension settlement charges, plus total non-interest income (excluding all gains and losses) minus total non-interest expense and, therefore, excludes the provision for loan losses and all gains and/or losses included in earnings. As a result, PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	YTD-20
Income before income taxes	$ 24,178	$ 14,816	$ 45,282	$ 57,203	$ 54,941	$ 65,358	$ 17,810
Add: System upgrade revenue waived	–	–	85	–	–	–	–
Add: Acquisition-related costs	4,752	10,722	–	341	7,262	7,287	480
Add: COVID-19-related expenses	–	–	–	–	–	–	1,206
Add: System upgrade costs	–	–	1,259	–	–	–	–
Add: Other non-core costs	298	592	–	–	–	270	284
Add: Pension settlement charges	1,400	459	–	242	267	–	1,050
Add: Provision for loan/credit losses	339	14,097	3,539	3,772	5,448	2,504	33,531
Add: Loss on debt extinguishment	–	520	707	–	–	–	–
Add: Loss on OREO	68	529	34	116	35	98	17
Add: Loss on securities	–	–	1	–	147	–	–
Add: Loss on other assets	430	696	427	–	469	692	258
Add: Loss on other transactions	–	43	–	–	76	–	–
Less: Gain on OREO	–	–	–	–	14	–	16
Less: Gains on securities	398	729	931	2,983	1	164	383
Less: Gains on other assets	–	–	35	28	76	8	–
Less: Gains on other transactions	67	–	–	25	168	–	22
Pre-provision net revenue	**$ 31,067**	**$ 41,702**	**$ 50,368**	**$ 58,638**	**$ 68,386**	**$ 76,037**	**$ 54,215**
Average assets *(in millions)*	$ 2,241	$ 3,112	$ 3,320	$ 3,510	$ 3,872	$ 4,222	$ 4,706
Pre-provision net revenue to average assets	1.39%	1.34%	1.52%	1.67%	1.77%	1.80%	1.54%

 **NASDAQ: PEBO**

CORE NON-INTEREST INCOME

Core non-interest income is a financial measure used to evaluate Peoples' recurring non-interest revenue stream. This measure is non-US GAAP since it excludes the impact of all gains and/or losses, and core banking system conversion revenue waived.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	YTD-20
Total noninterest income	$ 40,020	$ 46,382	$ 50,867	$ 55,573	$ 56,754	$ 64,274	$ 47,171
Less: net gain (loss) on investment securities	398	729	930	2,983	(146)	164	383
Less: net loss on asset disposals and other transactions	(431)	(1,788)	(1,133)	(63)	(334)	(782)	(237)
Add: core banking system conversion revenue waived	–	–	85	–	–	–	–
Core non-interest income excluding gains and losses	**$ 40,053**	**$ 47,441**	**$ 51,155**	**$ 52,653**	**$ 57,234**	**$ 64,892**	**$ 47,025**

CORE NON-INTEREST EXPENSE

Core non-interest expense is a financial measure used to evaluate Peoples' recurring expense stream. This measure is non-US GAAP since it excludes the impact of core banking system conversion expenses, acquisition-related expenses, COVID-19-related expenses, pension settlement charges, and other non-recurring expenses.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	YTD-20
Total non-interest expense	$ 85,009	$ 115,081	$ 106,911	$ 107,975	$ 125,977	$ 137,250	$ 100,445
Less: system conversion expenses	–	–	1,259	–	–	–	–
Less: acquisition related expenses	4,752	10,722	–	341	7,262	7,287	480
Less: pension settlement charges	1,400	459	–	242	267	–	1,050
Less: COVID-19-related expenses	–	–	–	–	–	–	1,206
Less: other non-core charges	298	592	–	–	–	270	284
Core noninerest expense	**$ 78,559**	**$ 103,308**	**$ 105,652**	**$ 107,392**	**$ 118,448**	**$ 129,693**	**$ 97,425**



EFFICIENCY RATIO

The efficiency ratio is a key financial measure used to monitor performance. The efficiency ratio is calculated as total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income excluding all gains and all losses. This measure is non-US GAAP since it excludes amortization of other intangible assets, system upgrade revenue waived and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income. The efficiency ratio adjusted for non-core items is non-US GAAP since it excludes amortization of other intangible assets, non-core expenses and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	YTD-20
Total noninterest expense	$ 85,009	$ 115,081	$ 106,911	$ 107,975	$ 125,977	$ 137,250	$ 100,445
Less: amortization on other intangible assets	1,428	4,077	4,030	3,516	3,338	3,359	2,314
Adjusted total non-interest expense	83,581	111,004	102,881	104,459	122,639	133,891	98,131
Total non-interest income excluding net gains and losses	40,053	47,441	51,155	52,653	57,234	64,892	47,025
Net interest income	69,506	97,612	104,865	113,377	129,612	140,838	104,615
Add: fully taxable equivalent adjustment	1,335	1,978	2,027	1,912	881	1,068	803
Net interest income on a fully taxable equivalent basis	70,841	99,590	106,892	115,289	130,493	141,906	105,418
Adjusted revenue	$ 110,894	$ 147,031	$ 158,047	$ 167,942	$ 187,727	$ 206,798	$ 152,443
Efficiency ratio	**75.37%**	**75.50%**	**65.10%**	**62.20%**	**65.33%**	**64.74%**	**64.37%**
Core non-interest expense	$ 78,559	$ 103,308	$ 105,652	$ 107,392	$ 118,448	$ 129,693	$ 96,493
Less: amortization on other intangible assets	1,428	4,077	4,030	3,516	3,338	3,359	2,314
	77,131	99,231	101,622	103,876	115,110	126,334	94,179
Core non-interest income excluding gains and losses	40,053	47,441	51,155	52,653	57,234	64,892	47,025
Net interest income on a fully taxable equivalent basis	70,841	99,590	106,892	115,289	130,493	141,906	105,418
Adjusted core revenue	110,894	147,031	158,047	167,942	187,727	206,798	152,443
Efficiency ratio adjusted for non-core items	**69.55%**	**67.49%**	**64.30%**	**61.85%**	**61.32%**	**61.09%**	**61.78%**



TANGIBLE EQUITY TO TANGIBLE ASSETS AND TANGIBLE BOOK VALUE PER SHARE

Peoples uses tangible capital measures to evaluate the adequacy of Peoples' stockholders' equity. Such ratios represent non-US GAAP financial measures since the calculation removes the impact of goodwill and other intangible assets acquired through acquisitions on both total stockholders' equity and total assets. Management believes this information is useful to investors since it facilitates the comparison of Peoples' operating performance, financial condition and trends to peers, especially those without a level of intangible assets similar to that of Peoples. The following table reconciles the calculation of these non-US GAAP financial measures to amounts reported in Peoples' consolidated financial statements.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	YTD-20
Tangible equity							
Total stockholders equity	$ 340,118	$ 419,789	$ 435,261	$ 458,592	$ 520,140	$ 594,393	$ 566,856
Less: goodwill and other intangible assets	109,158	149,617	146,018	144,576	162,085	177,503	185,397
Tangible equity	**230,960**	**270,172**	**289,243**	**314,016**	**358,055**	**416,890**	**381,459**
Tangible assets							
Total assets	$ 2,567,769	$ 3,258,970	$ 3,432,348	$ 3,581,686	$ 3,991,454	$ 4,354,165	$ 4,911,807
Less: goodwill and other intangible assets	109,158	149,617	146,018	144,576	162,085	177,503	185,397
Tangible assets	**2,458,611**	**3,109,353**	**3,286,330**	**3,437,110**	**3,829,369**	**4,176,662**	**4,726,410**
Tangible equity to tangible assets	**9.39%**	**8.69%**	**8.80%**	**9.14%**	**9.35%**	**9.98%**	**8.07%**
Tangible book value per share							
Tangible equity	$ 230,960	$ 270,172	$ 289,243	$ 314,016	$ 358,055	$ 416,890	$ 381,459
Common shares outstanding	14,836,727	18,404,864	18,200,067	18,287,449	19,565,029	20,698,941	19,721,783
Tangible book value per share	**$ 15.57**	**$ 14.68**	**$ 15.89**	**$ 17.17**	**$ 18.30**	**$ 20.14**	**$ 19.34**


RETURN ON AVERAGE ASSETS ADJUSTED FOR NON-CORE ITEMS

The return on average assets adjusted for non-core items represents an non-US GAAP financial measure since it excludes the release of the deferred tax asset valuation allowance, the impact of the Tax Cuts and Jobs Act on the remeasurement of deferred tax assets and deferred tax liabilities, and the after-tax impact of all gains and losses, COVID-19-related expenses, acquisition-related expenses and pension settlement charges.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	YTD-20
Return on average assets							
Annualized net income	$ 16,684	$ 10,941	$ 31,157	$ 38,471	$ 46,255	$ 53,695	$ 18,960
Total average assets	2,240,534	3,111,853	3,320,447	3,510,274	3,871,832	4,222,482	4,706,153
Return on average assets	**0.74%**	**0.35%**	**0.94%**	**1.10%**	**1.19%**	**1.27%**	**0.40%**
Return on average assets adjusted for non-core items							
Annualized net income	$ 16,684	$ 10,941	$ 31,157	$ 38,471	$ 46,255	$ 53,695	$ 18,960
Add: core banking system conversion revenue waived, net of tax	–	–	55	–	–	–	–
Add: net loss on investment securities, net of tax	–	–	–	–	115	–	–
Less: net gain on investment securities, net of tax	(259)	(474)	(605)	(1,939)	–	(130)	(405)
Add: net loss on asset disposals, net of tax	280	1,162	736	41	264	618	250
Add: system conversion expenses, net of tax	–	–	818	–	–	–	–
Add: acquisition related expenses, net of tax	3,089	6,969	–	222	5,737	5,757	1,489
Add: pension settlement charges, net of tax	910	298	–	157	211	–	1,107
Add: COVID-19-related expenses, net of tax	–	–	–	–	–	–	1,273
Add: other non-core charges, net of tax	194	385	–	–	–	213	298
Less: release of deferred tax asset valuation	–	–	–	–	(805)	–	–
Less: impact of Tax Cuts and Jobs Act on deferred tax liability	–	–	–	–	(705)	–	–
Add: impact of Tax Cuts and Jobs Act on deferred tax assets	–	–	–	897	–	–	–
Net income adjusted for non-core items	$ 20,898	$ 19,281	$ 32,161	$ 37,849	$ 51,072	$ 60,153	$ 22,973
Total average assets	2,240,534	3,111,853	3,320,447	3,510,274	3,871,832	4,222,482	4,706,153
Return on average assets adjusted for non-core items	**0.93%**	**0.62%**	**0.97%**	**1.08%**	**1.32%**	**1.42%**	**0.49%**

(a) Tax effect is calculated using a 21% federal statutory tax rate for the 2020, 2019 and 2018 periods and 35% federal statutory rate for all other periods shown.


RETURN ON AVERAGE TANGIBLE STOCKHOLDERS' EQUITY

The return on average tangible stockholders' equity ratio is a key financial measure used to monitor performance. It is calculated as net income (less after-tax impact of amortization of other intangible assets) divided by average tangible stockholders' equity. This measure is non-US GAAP since it excludes the after-tax impact of amortization of other intangible assets from earnings and the impact of goodwill and other intangible assets acquired through acquisitions on total stockholders' equity.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	YTD-20
Annualized net income	$ 16,684	$ 10,941	$ 31,157	$ 38,471	$ 46,255	$ 53,695	$ 18,960
Add: amortization of other intangible assets	1,428	4,077	4,030	3,516	3,338	3,359	3,091
Less: tax effect of amortization of other intangible assets	500	1,427	1,411	1,231	701	705	649
Annualized net income excluding the amortization of intangible assets	17,612	13,591	33,776	40,756	48,892	56,349	21,402
Average tangible equity							
Total average equity	270,689	407,296	432,666	450,379	488,139	566,123	578,439
Less: average goodwill and other intangible assets	87,821	144,013	147,981	144,696	158,115	173,529	180,291
Average tangible equity	182,868	263,283	284,685	305,683	330,024	392,594	398,148
Return on average equity							
Annualized net income	$ 16,684	$ 10,941	$ 31,157	$ 38,471	$ 46,255	$ 53,695	$ 18,960
Total average equity	270,689	407,296	432,666	450,379	488,139	566,123	578,439
Return on average equity	**6.16%**	**2.69%**	**7.20%**	**8.54%**	**9.48%**	**9.48%**	**3.28%**
Return on average tangible equity							
Annualized net income excluding the amortization of intangible assets	$ 17,612	$ 13,591	$ 33,776	$ 40,756	$ 48,892	$ 56,349	$ 21,402
Average tangible equity	182,868	263,283	284,685	305,683	330,024	392,594	398,148
Return on average tangible equity	**9.63%**	**5.16%**	**11.86%**	**13.33%**	**14.81%**	**14.35%**	**5.38%**

(a) Tax effect is calculated using a 21% federal statutory tax rate for the 2020, 2019 and 2018 periods and 35% federal statutory rate for all other periods shown.



NASDAQ: PEBO

RETURN ON AVERAGE STOCKHOLDERS' EQUITY ADJUSTED FOR NON-CORE ITEMS

The return on average stockholders' equity adjusted for non-core items represents an non-US GAAP financial measure since it excludes the release of the deferred tax asset valuation allowance, the impact of the Tax Cuts and Jobs Act on the remeasurement of deferred tax assets and deferred tax liabilities, and the after-tax impact of all gains and losses, other non-core charges, COVID-19-related expenses, acquisition-related expenses and pension settlement charges.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	YTD-20
Return on average equity adjusted for non-core items							
Annualized net income	$ 16,684	$ 10,941	$ 31,157	$ 38,471	$ 46,255	$ 53,695	$ 18,960
Add: core banking system conversion revenue waived, net of tax	–	–	55	–	–	–	–
Add: net loss on investment securities, net of tax	–	–	–	–	115	–	–
Less: net gain on investment securities, net of tax	(259)	(474)	(605)	(1,939)	–	130	(405)
Add: net loss on asset disposals, net of tax	280	1,162	736	41	264	618	250
Add: system conversion expenses, net of tax	–	–	818	–	–	–	–
Add: acquisition related expenses, net of tax	3,089	6,969	–	222	5,737	5,757	434
Add: pension settlement charges, net of tax	910	298	–	157	211	–	1,107
Add: COVID-19-related expenses	–	–	–	–	–	–	1,273
Add: other non-core charges, net of tax	194	385	–	–	–	213	298
Less: release of deferred tax asset valuation	–	–	–	–	(805)	–	–
Less: impact of Tax Cuts and Jobs Act on deferred tax liability	–	–	–	–	(705)	–	–
Add: impact of Tax Cuts and Jobs Act on deferred tax assets	–	–	–	897	–	–	–
Net income adjusted for non-core items	$ 20,898	$ 19,281	$ 32,161	$ 37,849	$ 51,072	$ 60,413	$ 21,917
Average tangible equity	270,689	407,296	432,666	450,379	488,139	566,123	578,439
Return on average equity adjusted for non-core items	**7.72%**	**4.73%**	**7.43%**	**8.40%**	**10.46%**	**10.67%**	**3.79%**
Return on average tangible equity adjusted for non-core items							
Net income adjusted for non-core items	$ 20,898	$ 19,281	$ 32,161	$ 37,849	$ 51,072	$ 60,413	$ 21,917
Average tangible equity	182,868	263,283	284,685	305,683	330,024	392,594	398,148
Return on average tangible equity adjusted for non-core items	**11.43%**	**7.32%**	**11.30%**	**12.38%**	**15.48%**	**15.39%**	**5.50%**

(a) Tax effect is calculated using a 21% federal statutory tax rate for the 2020, 2019 and 2018 periods and 35% federal statutory rate for all other periods shown.



CHUCK SULERZYSKI
President and Chief Executive Officer
P: 740.374.6163
Chuck.Sulerzyski@pebo.com

KATIE BAILEY
Executive Vice President
Chief Financial Officer and Treasurer
P: 740.376.7138
Kathryn.Bailey@pebo.com

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MEMBER
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